UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CombinatoRx, Incorporated

File No. 333 - 161146 - CF# 23964

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CombinatoRx, Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on August 7, 2009.

Based on representations by CombinatoRx, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) as specified in Amendment Number 4 to the registration statement filed on October 20, 2009, will not be released to the public for the time period(s) specified:

Exhibit 10.35	through June 11, 2019
Exhibit 10.40	through June 11, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel